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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

ENTERPRISE INFORMATICS INC.
(Name of Issuer)

Enterprise Informatics Inc.
ERP2 Holdings, LLC
Southpaw Credit Opportunity Master Fund LP
Southpaw Asset Management LP
Southpaw Holdings, LLC
Kevin Wyman
Howard Golden
(Names of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

29372R 109
(CUSIP Number of Class of Securities)

John W. Low
Chief Financial Officer and Secretary
10052 Mesa Ridge Court, Suite 100
San Diego, CA 92121
(858) 625-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Russell C. Hansen, Esq. Gibson Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, CA 94304 (650) 849-5300	Brett Lawrence, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 (212) 806-5422

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$60,000	$2.36

(*)
Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of an estimated 1,200,000 shares of common stock for $0.05 per share in cash in lieu of issuing fractional shares in connection with the proposed reverse stock split.

(**)
The amount of the filing fee is calculated in accordance with Rule 0-11(b)(1) by multiplying the Transaction Valuation of $60,000 by 0.0000393.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:

  Form or Registration No.:

  Filing Party:

  Date Filed:

INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by (1) Enterprise Informatics Inc., a California corporation and the issuer of the shares of common stock that are the subject of the Rule 13e-3 transaction (the "Company"), (2) ERP2 Holdings, LLC, a Delaware limited liability company ("ERP2"), (3) Southpaw Credit Opportunity Master Fund LP, a Cayman Islands limited partnership (the "Fund"), (4) Southpaw Asset Management LP, a Delaware limited partnership ("Southpaw Management"), (5) Southpaw Holdings LLC, a Delaware limited liability company ("Southpaw Holdings"), (6) Kevin Wyman, and (7) Howard Golden (collectively, the "Filing Persons") in connection with a proposed 1,000-to-1 reverse split of the Company's common stock involving the payment of cash in lieu of the issuance of fractional shares otherwise resulting from the reverse split. Concurrently with the filing of this Transaction Statement, the Company is filing a preliminary information statement relating to the proposed reverse stock split (the "Information Statement") pursuant to Regulation 14C under the Exchange Act.

        The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Information Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Information Statement, including all annexes thereto.

        All information contained in this Transaction Statement concerning the Fund, Southpaw Management, Southpaw Holdings, Kevin Wyman and Howard Golden has been provided by the Fund, Southpaw Management, Southpaw Holdings, Kevin Wyman and Howard Golden, respectively, and all information contained in this Transaction Statement concerning the Company has been provided by the Company. No Filing Person takes responsibility for the accuracy of any information not supplied by such Filing Person.

ITEM 1.    SUMMARY TERM SHEET.

  Regulation M-A Item 1001

        The information set forth in the Information Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

  Regulation M-A Item 1002

  (a)
  Name and Address.    The subject company is Enterprise Informatics Inc., a California corporation. The address and telephone number of the Company's executive offices are 10052 Mesa Ridge Court, Suite 100, San Diego, CA 92121 and (858) 625-3000, respectively.

  (b)
  Securities.    The subject class of equity securities is the Company's common stock. As of March 10, 2007, there were 58,694,830 shares of common stock outstanding.

  (c)
  Trading Market and Price.    The information set forth in the Information Statement under the caption "Information About the Company and the ERP2 Filing Persons—Market Price of Common Stock" is incorporated herein by reference.

  (d)
  Dividends.    The information set forth in the Information Statement under the caption "Information About the Company and the ERP2 Filing Persons—Dividends" is incorporated herein by reference.

  (e)
  Prior Public Offerings.    None.

  (f)
  Prior Stock Purchases.    The information set forth in the Information Statement under the caption "Information About the Company and the ERP2 Filing Persons—Certain Transactions in the Common Stock of the Company—Purchases of the Company's Common Stock in the Past Two Years" is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON(S).

  Regulation M-A Item 1003

  (a)
  Name and Address.    The Company is the subject company and a filing person. The business address and business telephone number of the Company are 10052 Mesa Ridge Court, Suite 100, San Diego, CA 92121 and (858) 625-3000, respectively. The information set forth in the Information Statement under the caption "Information About the Company and the ERP2 Filing Persons—Identity and Background of Certain Persons" is incorporated herein by reference.

  (b)
  Business and Background of Entities.    The information set forth in the Information Statement under the caption "Information About the Company and the ERP2 Filing Persons—Identity and Background of Certain Persons" is incorporated herein by reference.

  (c)
  Business and Background of Natural Persons.    The information set forth in the Information Statement under the caption "Information About the Company and the ERP2 Filing Persons—Identity and Background of Certain Persons" is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

  Regulation M-A Item 1004

  (a)
  Material Terms.    The information set forth in the Information Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Special Factors"

  (c)
  Different Terms.    The information set forth in the Information Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Reverse Split"

  •
  "Summary Term Sheet—Effects of the Reverse Split"

  •
  "Summary Term Sheet—Material Federal Income Tax Consequences"

  •
  "Summary Term Sheet—Treatment of Beneficial Holders"

  •
  "Special Factors—Effects of the Reverse Split"

  •
  "Special Factors—Material Federal Income Tax Consequences"

  (d)
  Appraisal Rights.    The information set forth in the Information Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—No Appraisal or Dissenters' Rights"

  •
  "Special Factors—No Appraisal or Dissenters' Rights"

  (e)
  Provisions for Unaffiliated Security Holders.    The information set forth in the Information Statement under the caption "Special Factors—Determinations of the Independent Committee

    and Board of Directors Regarding Fairness of the Reverse Split—Procedural Fairness" is incorporated herein by reference.

  (f)
  Eligibility for Listing or Trading.    Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  Regulation M-A Item 1005

  (a)
  Transactions.    The information set forth in the Information Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Background of the Reverse Split"

  •
  "Special Factors—Background of the Reverse Split"

  (b)
  Significant Corporate Events.    The information set forth in the Information Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Background of the Reverse Split"

  •
  "Special Factors—Background of the Reverse Split"

  (c)
  Negotiations or Contacts.

  •
  "Summary Term Sheet—Background of the Reverse Split"

  •
  "Special Factors—Background of the Reverse Split"

  (e)
  Agreements Involving the Subject Company's Securities.    The information set forth in the Information Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Background of the Reverse Split"

  •
  "Special Factors—Background of the Reverse Split"

  •
  "Special Factors—Effects of the Reverse Split—Effect of the Reverse Split on the ERP2 Filing Persons"

  •
  "Special Factors—Effects of the Reverse Split—Effects of the Reverse Split Relating to the Company's Resale Registration Statement on Form S-1"

  •
  "Special Factors—Effects of the Reverse Split—Effect of the Reverse Split on M.A.G. Capital, LLC and its Affiliates"

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  Regulation M-A Item 1006

  (b)
  Use of Securities Acquired.    The information set forth in the Information Statement under the caption "Special Factors—Exchange of Certificates and Payment for Fractional Shares."

  (c)
  (1)-(8) Plans.    The information set forth in the Information Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Background of the Reverse Split"

  •
  "Summary Term Sheet—Purposes of and Reasons for the Reverse Split"

  •
  "Summary Term Sheet—Effects of the Reverse Split"

  •
  "Special Factors—Background of the Reverse Split"

    •
    "Special Factors—Purposes of and Reasons for the Reverse Split"

    •
    "Special Factors—Effects of the Reverse Split"

    •
    "Special Factors—Conduct of the Company's Business After the Reverse Split"

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

  Regulation M-A Item 1013

  (a)
  Purposes.    The information set forth in the Information Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Background of the Reverse Split"

  •
  "Summary Term Sheet—Purposes of and Reasons for the Reverse Split"

  •
  "Special Factors—Background of the Reverse Split"

  •
  "Special Factors—Purposes of and Reasons for the Reverse Split"

  (b)
  Alternatives.    The information set forth in the Information Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Background of the Reverse Split"

  •
  "Special Factors—Background of the Reverse Split"

  •
  "Special Factors—Alternatives to the Reverse Split"

  (c)
  Reasons.    The information set forth in the Information Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Background of the Reverse Split"

  •
  "Summary Term Sheet—Purposes of and Reasons for the Reverse Split"

  •
  "Special Factors—Background of the Reverse Split"

  •
  "Special Factors—Purposes of and Reasons for the Reverse Split"

  (d)
  Effects.    The information set forth in the Information Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Reverse Split"

  •
  "Summary Term Sheet—Background of the Reverse Split"

  •
  "Summary Term Sheet—Purposes of and Reasons for the Reverse Split"

  •
  "Summary Term Sheet—Effects of the Reverse Split"

  •
  "Summary Term Sheet—Material Federal Income Tax Consequences"

  •
  "Summary Term Sheet—Treatment of Beneficial Holders"

  •
  "Special Factors—Background of the Reverse Split"

  •
  "Special Factors—Purposes of and Reasons for the Reverse Split"

  •
  "Special Factors—Effects of the Reverse Split"

  •
  "Special Factors—Material Federal Income Tax Consequences"

  •
  "Special Factors—Treatment of Beneficial Holders"

ITEM 8.    FAIRNESS OF THE TRANSACTION.

  Regulation M-A Item 1014

  (a)
  Fairness.    The information set forth in the Information Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Fairness of the Reverse Split"

  •
  "Special Factors—Determinations of the Independent Committee and Board of Directors Regarding Fairness of the Reverse Split"

  •
  "Special Factors—Determinations of the ERP2 Filing Persons Regarding Fairness of the Reverse Split"

  (b)
  Factors Considered in Determining Fairness.    The information set forth in the Information Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Fairness of the Reverse Split"

  •
  "Special Factors—Determinations of the Independent Committee and Board of Directors Regarding Fairness of the Reverse Split"

  •
  "Special Factors—Determinations of the ERP2 Filing Persons Regarding Fairness of the Reverse Split"

  (c)
  Approval of Security Holders.    The information set forth in the Information Statement under the caption "Special Factors—Determinations of the Independent Committee and Board of Directors Regarding Fairness of the Reverse Split—Procedural Fairness" is incorporated herein by reference.

  (d)
  Unaffiliated Representative.    The information set forth in the Information Statement under the caption "Special Factors—Determinations of the Independent Committee and Board of Directors Regarding Fairness of the Reverse Split—Procedural Fairness" is incorporated herein by reference.

  (e)
  Approval of Directors.    The information set forth in the Information Statement under the caption "Special Factors—Determinations of the Independent Committee and Board of Directors Regarding Fairness of the Reverse Split—Procedural Fairness" is incorporated herein by reference.

  (f)
  Other Offers.    The information set forth in the Information Statement under the caption "Special Factors—Background of the Reverse Split" is incorporated herein by reference.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

  Regulation M-A Item 1015

  (a)
  Report, Opinion or Appraisal.    The information set forth in the Information Statement under the caption "Special Factors—Determinations of the Independent Committee and Board of Directors Regarding Fairness of the Reverse Split—Procedural Fairness" is incorporated herein by reference.

  (b)
  Preparer and Summary of the Report, Opinion or Appraisal.    Not applicable.

  (c)
  Availability of Documents.    Not applicable.

ITEM 10.    SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

  Regulation M-A Item 1007

  (a)
  Source of Funds.    The information set forth in the Information Statement under the caption "Special Factors—Source of Funds and Expenses" is incorporated herein by reference.

  (b)
  Conditions.    Not applicable.

  (c)
  Expenses.    The information set forth in the Information Statement under the caption "Special Factors—Source of Funds and Expenses" is incorporated herein by reference.

  (d)
  Borrowed Funds.    Not applicable.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  Regulation M-A Item 1008

  (a)
  Securities Ownership.    The information set forth in the Information Statement under the caption "Special Factors—Information About the Company and the ERP2 Filing Persons—Security Ownership of Certain Beneficial Owners" is incorporated herein by reference.

  (b)
  Securities Transactions.    The information set forth in the Information Statement under the caption "Information About the Company and the ERP2 Filing Persons—Certain Transactions in the Common Stock of the Company—Transactions in the Company's Common Stock in the Past 60 Days" is incorporated herein by reference.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

  Regulation M-A Item 1012

  (d)
  Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Information Statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Shareholder Approval"

  •
  "Special Factors—Effects of the Reverse Split—Effect of the Reverse Split on Directors and Officers of the Company"

  •
  "Special Factors—Effects of the Reverse Split—Effect of the Reverse Split on the ERP2 Filing Persons"

  (e)
  Recommendations of Others.    The information set forth in the Information Statement under the caption "Summary Term Sheet—Background of the Reverse Split—Certain Actions of the Independent Committee and the Board of Directors Regarding the Reverse Split" is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS.

  Regulation M-A Item 1010

  (a)
  Financial Information.    The audited financial statements set forth in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 and the unaudited financial statements set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 are incorporated herein by reference. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

    •
    "Information About the Company and the ERP2 Filing Persons—Ratio of Earnings to Fixed Charges"

    •
    "Information About the Company and the ERP2 Filing Persons—Book Value Per Share"

    •
    "Where You Can Find More Information"

  (b)
  Pro Forma Information.    Not applicable.

ITEM 14.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  Regulation M-A Item 1009

  (a)
  Solicitations or Recommendations.    Not applicable.

  (b)
  Employees and Corporate Assets.    Not applicable.

ITEM 15.    ADDITIONAL INFORMATION.

  Regulation M-A Item 1011

  (b)
  Other Material Information.    The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.    EXHIBITS.

  Regulation M-A Item 1016

(a)	Preliminary copy of letter to shareholders and Preliminary Information Statement of the Company (incorporated by reference to the Schedule 14C filed by the Company on March 12, 2008).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Summary of Terms between the Company and ERP2 Holdings, LLC, dated January 14, 2008 (incorporated by reference to Exhibit 10.25 to the Form 10-K filed by the Company on January 15, 2008).
(d)(2)
Warrant to Purchase Common Stock issued by the Company to ERP2 Holdings, LLC, dated January 14, 2008 (incorporated by reference to Exhibit 4.16 to the Form 10-K filed by the Company on January 15, 2008).
(d)(3)	Secured Promissory Note issued by the Company to ERP2 Holdings, LLC, dated January 31, 2008 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on February 6, 2008).
(d)(4)
First Amendment to the Secured Promissory Note Issued on March 15, 2002 by the Company to Spescom Ltd. and Assigned to ERP2 Holdings, LLC, dated January 31, 2008 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on February 6, 2008).

(d)(5)
First Amendment to the Secured Promissory Note Issued on April 19, 2002 by Enterprise Informatics Inc. to Spescom Ltd. and Assigned to ERP2 Holdings, LLC, dated January 31, 2008 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company on February 6, 2008).
(d)(6)
Amended and Restated Security Agreement between the Company and ERP2 Holdings, LLC, dated January 31, 2008 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company on February 6, 2008).
(d)(7)
Amended and Restated Pledge Agreement between the Company and ERP2 Holdings, LLC, dated January 31, 2008 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Company on February 6, 2008).
(d)(8)	Secured Promissory Note Issued on March 15, 2002 by the Company to Spescom Ltd. (incorporated by reference to Exhibit 10.29 to the Form 10-Q filed by the Company on May 15, 2002).
(d)(9)	Secured Promissory Note Issued on April 19, 2002 by the Company to Spescom Ltd. (incorporated by reference to Exhibit 10.34 to the Form 10-Q filed by the Company on August 14, 2002).
(d)(10)
Letter agreement between Enterprise Informatics Inc. and ERP2 Holdings, LLC, dated October 22, 2007 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on October 26, 2007).
(d)(11)
Securities Purchase Agreement by and among ERP2 Holdings, LLC, Spescom Ltd. and Spescom Limited, dated September 30, 2007 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by ERP2 Holdings, LLC, Southpaw Credit Opportunities Master Fund LP, Southpaw Asset Management LP, Southpaw Holdings, LLC, Kevin Wyman and Howard Golden on October 10, 2007).
(d)(12)
Certificate of Determination of Series F Convertible Preferred Stock of the Company, dated September 29, 2003 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Company on October 10, 2003).
(d)(13)	Stock Purchase Agreement, dated January, 2000, by and between the Company and Spescom Limited (incorporated by reference to Annex A to the Schedule 14A filed by the Company on March 13, 2000).
(d)(14)
Subscription Agreement by and among the Company, Monarch Pointe Fund, Ltd. and Mercator Advisory Group, LLC, dated November 5, 2004 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on November 12, 2004).
(d)(15)
Subscription Agreement by and among the Company, Monarch Pointe Fund, Ltd. and M.A.G. Capital, LLC, dated October 25, 2005 (incorporated by reference to Exhibits 10.1 to the Form 8-K filed by the Company on October 31, 2005).
(d)(16)
Subscription Agreement by and among the Company, Monarch Pointe Fund, Ltd., Mercator Momentum Fund III, L.P. and M.A.G. Capital, LLC, dated March 10, 2006 (incorporated by reference to Exhibit 10.1 to the Form 8 K filed by the Company on March 16, 2006).
(d)(17)
Certificate of Determination of Series I Convertible Preferred Stock of the Company, dated March 9, 2006 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Company on March 16, 2006).

(d)(18)
Registration Rights Agreement by and among the Company, Monarch Pointe Fund, Ltd. and Mercator Advisory Group, LLC, dated November 5, 2004 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on November 12, 2004).
(d)(19)
Registration Rights Agreement by and among the Company, Monarch Pointe Fund, Ltd., Mercator Momentum Fund III, L.P. and M.A.G. Capital, LLC, dated March 10, 2006 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on March 16, 2006).
(d)(20)
Warrant to Purchase Common Stock issued by the Company to M.A.G. Capital, LLC, dated October 25, 2005 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company on October 31, 2005).
(d)(21)
Warrant to Purchase Common Stock issued by the Company to Monarch Pointe Fund, Ltd., dated October 25, 2005 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Company on October 31, 2005).
(d)(22)	Warrant to Purchase Common Stock issued by the Company to M.A.G. Capital, LLC, dated March 10, 2006 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company on March 16, 2006).
(d)(23)
Warrant to Purchase Common Stock issued by the Company to Monarch Pointe Fund, Ltd., dated March 10, 2006 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company on March 16, 2006).
(d)(24)
Warrant to Purchase Common Stock issued by the Company to Mercator Momentum Fund III, L.P., dated March 10, 2006 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Company on March 16, 2006).
(d)(25)
Warrant to Purchase 550,000 shares of Common Stock issued by the Company to Cappello Capital Corp, dated November 5, 2004 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on January 28, 2005).
(d)(26)	Warrant to Purchase Common Stock issued by the Company to Liolios Group, Inc., dated March 31, 2006 (incorporated by reference to Exhibit 4.22 to the Form S-1 filed by the Company on April 7, 2006).
(d)(27)	Public Relations Agreement Between Liolios Group, Inc. and the Company dated November 15, 2005 (incorporated by reference to Exhibit 4.17 to the Form 10-K filed by the Company on January 4, 2006).
(d)(28)
Letter Amendment to Public Relations Agreement between Liolios Group, Inc. and the Company, dated March 31, 2006 (incorporated by reference to Exhibit 4.21 to the Form S-1 filed by the Company on April 7, 2006).
(d)(29)	Retention Agreement between the Company and John W. Low, dated April 27, 2006 (incorporated by reference to Exhibit 10.9 to the Form 10-Q filed by the Company on May 15, 2006).
(d)(30)	Retention Agreement between the Company and Glenn Cox, dated April 25, 2006 (incorporated by reference to Exhibit 10.10 to the Form 10-Q filed by the Company on May 15, 2006).
(d)(31)	Retention Agreement between the Company and Pierre DeWet, dated April 26, 2006 (incorporated by reference to Exhibit 10.11 to the Form 10-Q filed by the Company on May 15, 2006).

(d)(32)	Retention Agreement between the Company and Alan Kiraly, dated April 25, 2006 (incorporated by reference to Exhibit 10.12 to the Form 10-Q filed by the Company on May 15, 2006).
(f)	Not applicable.
(g)	Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 12, 2008	ENTERPRISE INFORMATICS INC.
	By:	/s/ JOHN W. LOW John W. Low Chief Financial Officer
ERP2 HOLDINGS, LLC
	By:	/s/ KEVIN WYMAN Kevin Wyman Majority Manager
SOUTHPAW CREDIT OPPORTUNITY MASTER FUND LP
	By:	SOUTHPAW GP LLC, its general partner
		By:	/s/ KEVIN WYMAN Kevin Wyman Managing Member
SOUTHPAW ASSET MANAGEMENT LP
	By:	SOUTHPAW HOLDINGS LLC, its general partner
		By:	/s/ KEVIN WYMAN Kevin Wyman Managing Member
SOUTHPAW HOLDINGS, LLC
	By:	/s/ KEVIN WYMAN Kevin Wyman Managing Member
/s/ KEVIN WYMAN Kevin Wyman
/s/ HOWARD GOLDEN Howard Golden

EXHIBIT INDEX

(a)	Preliminary copy of letter to shareholders and Preliminary Information Statement of the Company (incorporated by reference to the Schedule 14C filed by the Company on March 12, 2008).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Summary of Terms between the Company and ERP2 Holdings, LLC, dated January 14, 2008 (incorporated by reference to Exhibit 10.25 to the Form 10-K filed by the Company on January 15, 2008).
(d)(2)
Warrant to Purchase Common Stock issued by the Company to ERP2 Holdings, LLC, dated January 14, 2008 (incorporated by reference to Exhibit 4.16 to the Form 10-K filed by the Company on January 15, 2008).
(d)(3)	Secured Promissory Note issued by the Company to ERP2 Holdings, LLC, dated January 31, 2008 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on February 6, 2008).
(d)(4)
First Amendment to the Secured Promissory Note Issued on March 15, 2002 by the Company to Spescom Ltd. and Assigned to ERP2 Holdings, LLC, dated January 31, 2008 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on February 6, 2008).
(d)(5)
First Amendment to the Secured Promissory Note Issued on April 19, 2002 by Enterprise Informatics Inc. to Spescom Ltd. and Assigned to ERP2 Holdings, LLC, dated January 31, 2008 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company on February 6, 2008).
(d)(6)
Amended and Restated Security Agreement between the Company and ERP2 Holdings, LLC, dated January 31, 2008 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company on February 6, 2008).
(d)(7)
Amended and Restated Pledge Agreement between the Company and ERP2 Holdings, LLC, dated January 31, 2008 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Company on February 6, 2008).
(d)(8)	Secured Promissory Note Issued on March 15, 2002 by the Company to Spescom Ltd. (incorporated by reference to Exhibit 10.29 to the Form 10-Q filed by the Company on May 15, 2002).
(d)(9)	Secured Promissory Note Issued on April 19, 2002 by the Company to Spescom Ltd. (incorporated by reference to Exhibit 10.34 to the Form 10-Q filed by the Company on August 14, 2002).
(d)(10)
Letter agreement between Enterprise Informatics Inc. and ERP2 Holdings, LLC, dated October 22, 2007 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on October 26, 2007).
(d)(11)
Securities Purchase Agreement by and among ERP2 Holdings, LLC, Spescom Ltd. and Spescom Limited, dated September 30, 2007 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by ERP2 Holdings, LLC, Southpaw Credit Opportunities Master Fund LP, Southpaw Asset Management LP, Southpaw Holdings, LLC, Kevin Wyman and Howard Golden on October 10, 2007).
(d)(12)
Certificate of Determination of Series F Convertible Preferred Stock of the Company, dated September 29, 2003 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Company on October 10, 2003).

(d)(13)	Stock Purchase Agreement, dated January, 2000, by and between the Company and Spescom Limited (incorporated by reference to Annex A to the Schedule 14A filed by the Company on March 13, 2000).
(d)(14)
Subscription Agreement by and among the Company, Monarch Pointe Fund, Ltd. and Mercator Advisory Group, LLC, dated November 5, 2004 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on November 12, 2004).
(d)(15)
Subscription Agreement by and among the Company, Monarch Pointe Fund, Ltd. and M.A.G. Capital, LLC, dated October 25, 2005 (incorporated by reference to Exhibits 10.1 to the Form 8-K filed by the Company on October 31, 2005).
(d)(16)
Subscription Agreement by and among the Company, Monarch Pointe Fund, Ltd., Mercator Momentum Fund III, L.P. and M.A.G. Capital, LLC, dated March 10, 2006 (incorporated by reference to Exhibit 10.1 to the Form 8 K filed by the Company on March 16, 2006).
(d)(17)
Certificate of Determination of Series I Convertible Preferred Stock of the Company, dated March 9, 2006 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Company on March 16, 2006).
(d)(18)
Registration Rights Agreement by and among the Company, Monarch Pointe Fund, Ltd. and Mercator Advisory Group, LLC, dated November 5, 2004 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on November 12, 2004).
(d)(19)
Registration Rights Agreement by and among the Company, Monarch Pointe Fund, Ltd., Mercator Momentum Fund III, L.P. and M.A.G. Capital, LLC, dated March 10, 2006 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on March 16, 2006).
(d)(20)
Warrant to Purchase Common Stock issued by the Company to M.A.G. Capital, LLC, dated October 25, 2005 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company on October 31, 2005).
(d)(21)
Warrant to Purchase Common Stock issued by the Company to Monarch Pointe Fund, Ltd., dated October 25, 2005 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Company on October 31, 2005).
(d)(22)	Warrant to Purchase Common Stock issued by the Company to M.A.G. Capital, LLC, dated March 10, 2006 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company on March 16, 2006).
(d)(23)
Warrant to Purchase Common Stock issued by the Company to Monarch Pointe Fund, Ltd., dated March 10, 2006 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company on March 16, 2006).
(d)(24)
Warrant to Purchase Common Stock issued by the Company to Mercator Momentum Fund III, L.P., dated March 10, 2006 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Company on March 16, 2006).
(d)(25)
Warrant to Purchase 550,000 shares of Common Stock issued by the Company to Cappello Capital Corp, dated November 5, 2004 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on January 28, 2005).
(d)(26)	Warrant to Purchase Common Stock issued by the Company to Liolios Group, Inc., dated March 31, 2006 (incorporated by reference to Exhibit 4.22 to the Form S-1 filed by the Company on April 7, 2006).
(d)(27)	Public Relations Agreement Between Liolios Group, Inc. and the Company dated November 15, 2005 (incorporated by reference to Exhibit 4.17 to the Form 10-K filed by the Company on January 4, 2006).

(d)(28)
Letter Amendment to Public Relations Agreement between Liolios Group, Inc. and the Company, dated March 31, 2006 (incorporated by reference to Exhibit 4.21 to the Form S-1 filed by the Company on April 7, 2006).
(d)(29)	Retention Agreement between the Company and John W. Low, dated April 27, 2006 (incorporated by reference to Exhibit 10.9 to the Form 10-Q filed by the Company on May 15, 2006).
(d)(30)	Retention Agreement between the Company and Glenn Cox, dated April 25, 2006 (incorporated by reference to Exhibit 10.10 to the Form 10-Q filed by the Company on May 15, 2006).
(d)(31)	Retention Agreement between the Company and Pierre DeWet, dated April 26, 2006 (incorporated by reference to Exhibit 10.11 to the Form 10-Q filed by the Company on May 15, 2006).
(d)(32)	Retention Agreement between the Company and Alan Kiraly, dated April 25, 2006 (incorporated by reference to Exhibit 10.12 to the Form 10-Q filed by the Company on May 15, 2006).
(f)	Not applicable.
(g)	Not applicable.

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INTRODUCTION
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON(S).
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
  ITEM 8. FAIRNESS OF THE TRANSACTION.
  ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
  ITEM 10. SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
  ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 12. THE SOLICITATION OR RECOMMENDATION.
  ITEM 13. FINANCIAL STATEMENTS.
  ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 15. ADDITIONAL INFORMATION.
  ITEM 16. EXHIBITS.
SIGNATURES
EXHIBIT INDEX